          As filed with the Securities and Exchange Commission on March 10, 2000
                                                    REGISTRATION NO. ____-______

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ________________

                                  FORM 10-SB
                General Form For Registration Of Securities Of
                            Small Business Issuers
       Under Section 12(B) Or (G) Of The Securities Exchange Act Of 1934


                                 Growtex, Inc.
                (Name of Small Business Issuer in its charter)

                Nevada                                    76-0602955
   (State or other jurisdiction of                      (IRS Employer
    incorporation or organization)                   Identification No.)


                        1177 West Hastings, Suite 2110
                  Vancouver, British Columbia V6E 2K3 CANADA
       (Address, including postal code, of principal executive offices)

                                (604) 687-2199
                    (Telephone number, including area code)

       Securities Registered pursuant to Section 12(b) of the Act:  None

  Securities Registered pursuant to Section 12(g) of the Act:  Common Stock,
                               $0.001 Par Value


_____________________________________________________________________________


           Agent for Service:                           With a Copy to:
        Michael Kirsh, President                      James L. Vandeberg
          Gentry Resources, Inc.                 Ogden Murphy Wallace, P.L.L.C.
      1177 West Hastings, Suite 2110              1601 Fifth Ave., Suite 2100
Vancouver, British Columbia V6E 2K3, CANADA        Seattle, Washington 98101
             (604) 687-2199                              (206) 447-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 GROWTEX, INC.

                                  FORM 10-SB

                               TABLE OF CONTENTS

PART I                                                                      Page
                                                                            ----
Item 1.  Description of Business........................................       1

Item 2.  Management's Discussion and Analysis or Plan of Operations.....       4

Item 3.  Description of Property........................................      13

Item 4.  Security Ownership of Certain Beneficial Owners and
         Management.....................................................      13

Item 5.  Directors, Executive Officers, Promoters and Control Persons...      14

Item 6.  Executive Compensation.........................................      15

Item 7.  Certain Relationships and Related Transactions.................      16

Item 8.  Description of Securities......................................      16

PART II

Item 1.  Market Price of and Dividends on the Company's Common Equity
         and Other Shareholder Matters..................................      18

Item 2.  Legal Proceedings..............................................      19

Item 3.  Changes in and Disagreements with Accountants on Accounting....      19

Item 4.  Recent Sales of Unregistered Securities........................      19

Item 5.  Indemnification of Directors and Officers......................      20

PART F/S

Index to Consolidated Financial Statements..............................      21

PART III

Item 1.  Index to Exhibits..............................................

                                    PART I


Item 1.   Description of Business.
---------------------------------

General

     Growtex, Inc. (the "Company") was incorporated under the laws of the State of Nevada on April, 2, 1999, and is in the early developmental and promotional stages. To date, the Company's only activities have been organizational, directed at raising its initial capital and developing its business plan. The Company has not commenced operations. The Company has no full time employees and owns no real estate.

     Business Purpose.

     The business plan of the Company is to merge with or acquire a business entity in exchange for the Company's securities. The Company will attempt to locate and negotiate with a business entity for the merger of that target company into the Company. In certain instances, a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge. No assurances can be given that the Company will be successful in locating or negotiating with any target company.

     The Company will seek a foreign or domestic private company interested in becoming, through a business combination with the Company, a reporting ("public") company whose securities are qualified for trading in the United States secondary market. By entering in to a business combination with the Company, the target company can acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. As a result, the target company may reap some of the perceived benefits of being a reporting company with a class of publicly-traded securities, including:

  * the ability to use registered securities to make acquisitions of assets or businesses;

  *    increased visibility in the financial community;

  *    the facilitation of borrowing from financial institutions;

  *    improved trading efficiency;

  *    shareholder liquidity;

  *    greater ease in subsequently raising capital;

  *    compensation of key employees through stock options;

  *    enhanced corporate image;

  *    a presence in the United States capital market.

     Potential Target Companies

     A business entity, if any, which may be interested in a business combination with the Company may include the following:

 . a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

 . a company which is unable to find an underwriter of securities or is unable to find an underwriter securities on terms acceptable to it;

 . a company which wishes to become public with less of its common stock than would occur upon an underwriting;

 . a company which believes that it will be able obtain investment capital on more favorable terms after it has become public;

 . a foreign company which may wish an initial entry into the United States securities market;

 . a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified employee stock option plan;

 . a company seeking one or more of the other perceived benefits of becoming a public company.

     A business combination with a target company will likely involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

     No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

     Blank Check Company

     The proposed business activities described herein classify the Company as a blank check company. The Company meets the definition of a "blank check" company under the Securities Act of 1933, which defines blank check company as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities. A "penny stock" security is any equity security that has a market price of less than

$5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.

     The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, the sole shareholder of the Company has executed and delivered a "lock-up" letter agreement affirming that he will not sell or otherwise transfer his shares of the Company's common stock except in connection with or following completion of a merger or acquisition resulting in the Company no longer being classified as a blank check company. The sole shareholder has deposited his stock certificates with the Company's legal counsel, who will not release the certificates except in connection with or following the completion of a merger or acquisition. The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

     Biocatalyst License

     The Company's only asset is a license to distribute and produce an oxygen enriched water product, called "Biocatalyst," for fish farming and aquarium uses, and the rights accruing from this license. The Company's original business plan was to determine the feasibility of the Biocatalyst fish farming and aquarium use application, and, if Biocatalyst proved to be feasible for this application, become a Biocatalyst producer. The Company acquired the three-year license from Mortenson & Associates on April 5, 1999. Mortenson & Associates acquired its right to sublicense Biocatalyst to the Company from NW Technologies. The Company filed a Form S-1 Registration Statement with the SEC on July 9, 1999, Commission File No. 333-82633, which was subsequently amended but never declared effective.

     In December, 1999, David R. Mortenson, Mortenson & Associates' principal, notified the Company that he was involved in a legal dispute with NW Technologies, and would be unable to fulfill his obligations under the license to the Company. As a result, the Company's ability to implement its business plan was seriously undermined, and on February 10, 2000, the Company requested withdrawal of its Form S-1 Registration Statement.

     On February 18, 2000, Mortenson & Associates, the Company, and the Company's sole shareholder, Michael Kirsh, entered into a settlement agreement filed herewith as Exhibit 6.1. Under the terms of the settlement agreement, Mortenson & Associates' affiliate, Vitamineralherb.com, will grant a license to distribute vitamins and similar products in part for his agreement not to pursue his individual claims against Mortenson & Associates. The settlement agreement provides that Mortenson will prosecute his claims against NW Technologies diligently, with a goal toward recovering the Biocatalyst rights. Pursuant to the settlement agreement, the Company has retained its right to prosecute its claims against Mortenson & Associates for breach of contract. The Company has no plans to pursue a claim at this time.

Administrative Offices

     The Company currently maintains limited office space, occupied by its sole officer, Michael Kirsh, for which it pays no rent. Its address is 1177 West Hastings, Suite 2110, Vancouver, British Columbia V6E 2K3, CANADA, and its phone number is (604) 687-2199.

Employees

     The Company has no full time employees. The Company's president, Mr. Kirsh, has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the Company can be implemented by his devoting no more than 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer. See "Item 2, Management's Discussion and Analysis or Plan of Operations, Outlook: Issues and Uncertainties - Conflicts of Interest" and "Item 5, Directors, Executive Officers, Promoters And Control Persons."

Item 2.   Management's Discussion and Analysis or Plan of Operations.
--------------------------------------------------------------------

     The following discussion and analysis should be read in conjunction with the Company's Financial Statements and Notes thereto and other financial information included elsewhere in this Form 10-SB. This Form 10-SB contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Form 10-SB.

Overview

     The Company's business plan is to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisition in mind and has not entered into any negotiations regarding such an acquisition. Neither the Company's sole officer and director nor any affiliate has engaged in any negotiations with any representative of any company regarding the possibility of an acquisition or merger between the Company and such other company.

     Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates will likely pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments would be made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both.

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "Item F/S, Financial Statements." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company will not restrict its search for any specific kind of business entity, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The Company has, and will continue to have, no capital with which to provide cash or other assets to the owners of business entities. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the sole officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

     The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

     Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation.

     A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is likely that the present management and shareholder of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not register any additional securities. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

     While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

     The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

Results of Operations

     During the period from April 1, 1999, (inception) through January 31, 2000, the Company has engaged in no significant operations other than organizational activities, acquisition of the rights to market Biocatalyst, and preparation for registration of its securities under the Securities Act of 1933 (which was withdrawn) and the Securities Exchange Act of 1934, as amended. No revenues were received by the Company during this period.

     For the current fiscal year, the Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with setting up a company structure to begin implementing its business plan. The Company anticipates that until these procedures are completed, it will not generate revenues other than interest income, and may continue to operate at a loss thereafter, depending upon the performance of the business.

Liquidity and Capital Resources

     The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity. Consequently, the Company's balance sheet as of January 31, 2000 reflects current assets of $0.

     The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

     The Company will need additional capital to carry out its business plan to engage in a business combination. No commitments to provide additional funds have been made by management or stockholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to the Company or at all. Irrespective of whether the Company's cash assets prove to be inadequate to meet its operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.

Outlook: Issues and Uncertainties

     The Company's success is dependent on a number of factors that should be considered by prospective investors. The Company is a relatively young company and does not yet have a long history of earnings or profit and there is no assurance that it will operate profitably in the future. As such, there is no assurance that the Company will provide a return on investment in the future.

     1. Conflicts of Interest - General. Certain conflicts of interest exist between the Company and its sole officer and director, Michael Kirsh. Mr. Kirsh has other business interests to which he devotes his attention. He may be expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with his fiduciary duties to the Company.

     2. Conflicts of Interest - Blank Check Companies. Management is currently involved with other blank check companies, and is involved in creating additional blank check companies similar to this one. A conflict may arise in the event that another blank check company with which management is affiliated actively seeks a target company. The other blank check companies with which management is affiliated may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer one of the other blank check companies with which management is affiliated, and a business combination might be negotiated on behalf of the more suitable or preferred blank check company. See "Item 5, Directors, Executive Officers, Promoters And Control Persons--Other Blank Check Companies - Conflicts of Interest"

     3. Securities Regulation. The Company's securities, when available for trading, will be subject to the Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers that sell such securities to other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets exceeding $5,000,000 or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, combined with a spouses income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchasers written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of purchasers of the Company's securities to buy or sell in any market that may develop.

          In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." (A "penny stock" is any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions). Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and
15g-7 under the Securities and Exchange Act of 1934, as amended. The rules may further affect the ability of owners of the Company's shares to sell their securities in any market that may develop for them. Shareholders should be aware that, according to the Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include

 . control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

 . manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

 . "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

 . excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

 . the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

     4. No Operating History Or Revenue And Minimal Assets. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

     5. Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     6. Dependence on Management; Limited Participation of Management. While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. The Company's sole officer has not entered into a written employment agreement with the Company and he is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of the Company's business and its likelihood of continuing operations.

     7. Indemnification of Officers and Directors. The Company's Articles of Incorporation provide for indemnification of its directors, officers, employees and agents, under certain circumstances, against attorneys' fees and other expenses incurred by them in any litigation to which they become a party arising from their association with, or their activities on behalf of, the Company. The Company will also bear the expense of such litigation for any of its directors, officers, employees or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company.

     8. Director's Liability Limited. The Company's Articles of Incorporation exclude personal liability of its directors to the Company and its shareholders for monetary damages due to breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. The Company has been advised that the SEC takes the position that this provision does not effect the liability of any director under applicable federal and state securities laws.

     9. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

     10. Speculative Nature Of The Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

     11. Competition. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

     12. No Agreement For Business Combination Or Other Transaction--No Standards For Business Combination. The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

     13. Reporting Requirements May Delay Or Preclude Acquisition. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

     14. Lack Of Market Research Or Marketing Organization. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     15. Regulation Under Investment Company Act. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

     16. Probable Change In Control And Management. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

     17. Reduction Of Percentage Share Ownership Following Business Combination. The Company's primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the

Company would result in reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.

     18. Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     19. Requirement Of Audited Financial Statements May Disqualify Business Opportunities. Management of the Company will request that any potential business opportunity provide audited financial statements. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements. In such case, the Company may choose to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement would be provided after closing of such a transaction. Closing documents relative thereto may include representations that the audited financial statements will not materially differ from the representations included in such closing documents.

Item 3.   Description of Property.
---------------------------------

     The Company has no properties and at this time has no agreements to acquire any properties. The Company currently maintains limited office space, occupied by its sole officer and director, Michael Kirsh, for which it pays no rent. Its address is 1177 West Hastings, Suite 2110, Vancouver, British Columbia V6E 2K3, CANADA, and its phone number is (604) 687-2199.

Item 4.   Security Ownership of Certain Beneficial Owners and Management
------------------------------------------------------------------------

The following table sets forth, as of February 18, 2000, the Company's outstanding Common Stock owned of record or beneficially by each Executive Officer and Director and by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's Common Stock, and the shareholdings of all Executive Officers and Directors as a group. Each person has sole voting and investment power with respect to the shares shown.

-----------------------------------------------------------------------------------------------
                                                                                  Percentage of
Name                                                            Shares Owned      Shares Owned
-----------------------------------------------------------------------------------------------
Michael Kirsh, President, Secretary, Treasurer, and Director       2,500,000             100%
5076 Angus Drive
Vancouver, B.C. Canada V6M 3M5
-----------------------------------------------------------------------------------------------
ALL EXECUTIVE OFFICERS & DIRECTORS AS A GROUP (1 Individual)       2,500,000             100%
-----------------------------------------------------------------------------------------------

Item 5.   Directors, Executive Officers, Promoters and Control Persons.
----------------------------------------------------------------------

     The following table sets forth the name, age and position of each Director and Executive Officer of the Company:

================================================================================
NAME                        AGE       POSITION
--------------------------------------------------------------------------------
Michael Kirsh                46       President, Secretary, Treasurer, Director
================================================================================

     There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

     The director named above will serve until his successors are elected and qualified. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement. No employment agreements currently exist or are contemplated. There is no arrangement or understanding between the director and officer of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

     The director and officer of the Company will devote his time to the Company's affairs on an "as needed" basis. As a result, the actual amount of time which he will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

     Mr. Kirsh became the Company's sole director and officer in May 1999. During the past five years, Mr. Kirsh has worked with a group of independent investors that acquires private companies and conducts reverse takeovers. (Because the investment group is not a formal entity, it has no name and no employees.) In a reverse takeover, the shareholder of an acquired company generally ends up owning all or most of the resulting combined company. Mr. Kirsh devotes approximately 20% of his time to his position in the group, overseeing acquisitions, operations, and financing. Since its inception, the group has made one acquisition, Neptune Society, Inc. Neptune Society was acquired through a reverse takeover in March, 1999. Neptune Society has approximately 45 employees. Neptune Society now trades on the OTC bulletin board under the symbol "NPTN". The principal business focus of Neptune Society is cremations. Before forming his investment group, Mr. Kirsh had invested in both real estate and the stock market. From approximately 1986 to 1992, Mr. Kirsh developed two dental practices in Vancouver, British Columbia, CANADA, which he sold in 1992 before forming his investment group.

Other Blank Check Companies/Conflicts Of Interest

     Mr. Kirsh is also involved with two other "blank check" companies - development stage companies that have no specific business plan or purpose, or whose business plan is to engage in a merger or acquisition with an unidentified entity.

 . Mr. Kirsh is a director of Mezuma Inc. Mezuma traded on the Alberta Stock
  Exchange under the symbol "MZI." Mezuma has currently raised approximately $250,000.00 Canadian and is looking for a company to acquire.

 . Mr. Kirsh is the sole officer, director, and shareholder of Gentry Resources, Inc., which also had a license to distribute Biocatalyst that has been compromised by a dispute between the licensor and the owner of the technology. Gentry Resources, Inc. is also in the process of registering as a 1934 Act company, and will seek a business entity with which to do a business combination.

     As a result of Mr. Kirsh's involvement with other blank check companies, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as Mr. Kirsh is engaged in other business activities, Mr. Kirsh anticipates that he will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. The other blank check companies with which management is affiliated may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer one of the other blank check companies with which management is affiliated, and a business combination might be negotiated on behalf of the more suitable or preferred blank check company. Mr. Kirsh will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to Mr. Kirsh.

Item 6.   Executive Compensation.
--------------------------------

     The Company's officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company.

     The officer and director of the Company will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement the Company's business plan outlined herein.

However, the officer and director of the Company anticipates receiving benefits as a beneficial shareholder of the Company.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Item 7.   Certain Relationships and Related Transactions.
--------------------------------------------------------

     No director, executive officer or nominee therefor of the Company, and no owner of five percent or more of the Company's outstanding shares or any member of their immediate family has entered into or proposed any transaction in which the amount involved exceeds $60,000, except as discussed below. As previously disclosed in the Company's Form S-1 which was subsequently withdrawn, the initial shareholders of the Company were investor-participants in the licensor of the Company's Biocatalyst license, Mortenson & Associates. The license formed the basis for the Company's previous business plan. Under the license, Mortenson & Associates was entitled to royalty payments under the license, with benefits accruing to Mortenson & Associates' investor-participants. It is highly unlikely that any benefits will accrue to such individuals in the future. (See "Item 1, Description of Business - Biocatalyst License").

     On February 18, 2000, Mortenson & Associates, the Company, and the Company's sole shareholder, director, and officer, Michael Kirsh, entered into a settlement agreement filed herewith as Exhibit 6.1. As part of an overall settlement of potential claims by the Company and Mr. Kirsh against , Mortenson & Associates, Mr. Kirsh received a license for Vitamineralherb.com which could have a potential future value of more than $60,000. However, the value of the Vitamineralherb.com license is dependent upon development of the license and territory. (See "Item 1, Description of Business - Biocatalyst License").

Item 8.   Description of Securities.
-----------------------------------

     The following description of the Company's capital stock is a summary of the material terms of the Company's capital stock. This summary is subject to and qualified in its entirety by the Company's articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the applicable provisions of Nevada law.

     The Company's authorized capital consists of 25,000,000 shares of common stock, par value $0.001 per share. Immediately prior to this offering, 2,500,000 shares were issued and outstanding. Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. The articles of incorporation do not permit cumulative voting for the election of directors, and shareholders do not have any preemptive rights to purchase shares in any future issuance of the Company's common stock.

     Because the holders of shares of the Company's common stock do not have cumulative voting rights, the holders of more than 50% of the Company's outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

     The holders of shares of common stock are entitled to dividends, out of funds legally available therefor, when and as declared by the Board of Directors. The Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the future. In the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to shareholders after payment of all creditors.

     All of the issued and outstanding shares of common stock are duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of the Company's common stock are issued, the relative interests of existing shareholders may be diluted.

                                    PART II

Item 1.   Market Price of and Dividends on the Company's Common Equity and Other
--------------------------------------------------------------------------------
          Shareholder Matters
          -------------------

Market Price.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in Growtex's common stock, the combination of brokerage commissions, state transfer taxes, if any, and other selling costs may exceed the selling price.

     The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board. The Company may be unable to find a market maker willing to sponsor the Company. If the Company does qualify for the OTC Bulletin Board, shareholders may still find it difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities trading in the OTC market.

     The Company's securities will also be subject to Securities and Exchange Commission's "penny stock" rules. (See "Item 2, Management's Discussion and Analysis or Plan of Operations - Outlook: Issues and Uncertainties - Securities Regulation"). The penny stock rules may further affect the ability of owners of the Company's shares to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

Holders.

     As of February 18, 2000, there were 2,500,000 shares of common stock outstanding, held by one shareholder of record.

Dividends.

     To date the Company has not paid any dividends on its common stock and does not expect to declare or pay any dividends on such common stock in the foreseeable future. Payment of any dividends will be dependent upon the Company's future earnings, if any, its financial condition, and other factors as deemed relevant by the Board of Directors.

Item 2.   Legal Proceedings.
---------------------------

     The Company is not a party to any pending legal proceeding or litigation and none of its property is the subject of a pending legal proceeding. Further, the Officers and Directors know of no legal proceedings against the Company or its property contemplated by any governmental authority.

Item 3.   Changes in and Disagreements with Accountants.
-------------------------------------------------------

     None.


Item 4.   Recent Sales of Unregistered Securities.
-------------------------------------------------

     Since July, 1998 (the date of the Company's formation), the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:

----------------------------------------------------------------------------------------------------
Shareholder                     Date         Number of Shares        Consideration       Exemption

----------------------------------------------------------------------------------------------------
David R. Mortenson              4-2-99                 250,000       /1/                 /2/
----------------------------------------------------------------------------------------------------
John T. Bauska                  4-2-99                 250,000       /1/                 /2/
----------------------------------------------------------------------------------------------------
Laurent Barbudaux               4-5-99                 200,000                  $200     /3/
 ----------------------------------------------------------------------------------------------------
Marie M. Charles                4-5-99                 200,000                  $200     /3/
----------------------------------------------------------------------------------------------------
James R. Collins, D.V.M.        4-5-99                 200,000                  $200     /3/
----------------------------------------------------------------------------------------------------
Jock R. Collins, D.V.M.         4-5-99                 200,000                  $200     /3/
----------------------------------------------------------------------------------------------------
Terry Fowler                    4-5-99                 200,000                  $200     /3/
----------------------------------------------------------------------------------------------------
Roy Donovan Hinton, Jr.         4-5-99                 200,000                  $200     /3/
----------------------------------------------------------------------------------------------------
C.E. Kaiser                     4-5-99                 200,000                  $200     /3/
----------------------------------------------------------------------------------------------------
David R. Mortenson              4-5-99                 200,000                  $200     /3/
----------------------------------------------------------------------------------------------------
Joshua J. Mortenson             4-5-99                 200,000                  $200     /3/
----------------------------------------------------------------------------------------------------
Joshua D. Smetzer               4-5-99                 200,000                  $200     /3/
----------------------------------------------------------------------------------------------------

/1/Consideration consisted of pre-incorporation consulting services rendered to the Registrant related to investigating and developing the Registrant's proposed business plan and capital structure and completing the organization and incorporation of the Registrant.

/2/Sale made in reliance upon exemption from registration under Rule 506 of Regulation D, and sections 3(b) and 4(2) of the Securities Act of 1933 due to the shareholders being Growtex's founders and serving as its initial management, and the limited number of investors (two).

/3/Sale made in reliance upon exemption from registration under Rule 504 of Regulation D and section 3(b) of the Securities Act of 1933. The Company's shares were valued at $0.001 per share, and they were issued to accredited investors according to an exemption from registration under Texas law that permits general solicitation and general advertising so long as sales are made only to accredited investors. Texas law defines "accredited investor" as a natural person whose individual net worth, or joint net worth with the person's spouse, at the time of purchase exceeds $1 million, or whose income during the past two years exceeds $200,000 individually or $300,000 jointly with spouse and who expects to continue the same income level in the current year. If the exemption under Rule 504 of Regulation D is not available, the Company believes that the issuance was also exempt under Rule 506 of Regulation D and Sections 3(b) and 4(2) under the Securities Act of 1933 due to limiting the manner of the offering, promptly filing notices of sales, and limiting the issuance of shares to a small number of accredited investors (ten).

Lock Up Agreement

     The shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that such shareholders shall not sell the securities except in connection with or following the consummation of a merger or acquisition. Further, each shareholder has placed its stock certificates with the Company's legal counsel until such time. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading price of the Company's securities in any future market which may develop.

Reports to Stockholders

     The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

Item 5.   Indemnification of Directors and Officers
---------------------------------------------------

     In accordance with Nevada law, the Company's Articles of Incorporation, filed as Exhibit 2.1, provide that the Company may indemnify a person who is a party or threatened to be made a party to an action, suit or proceeding by reason of the fact that he or she is an officer, director, employee or agent of the Company, against such person's costs and expenses incurred in connection with such action so long as he or she has acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, in the case of criminal actions, had no reasonable cause to believe his or her conduct was unlawful. Nevada law requires a corporation to indemnify any such person who is successful on the merits or defense of such action against costs and expenses actually and reasonably incurred in connection with the action.

     The bylaws of the Company, filed as Exhibit 2.2, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings against them on account of their being or having been directors or officers of the Company, absent a finding of negligence or misconduct in office. the Company's Bylaws also permit the Company to maintain insurance on behalf of its officers, directors, employees and agents against any liability asserted against and incurred by that person whether or not the Company has the power to indemnify such person against liability for any of those acts.

Conflicts of Interest

     The officer and director of the Company will not devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of his other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.



                                   PART F/S

Financial Statements

                         Index to Financial Statements

                                   PART III

Item 1.   Index to Exhibits
---------------------------


Exhibit
Number    Name
------    ----

2.1*      Articles of Incorporation

2.2*      Bylaws

3.1       Specimen Share Certificate for Common Stock

3.2       Lock Up Agreement

6.1       Settlement Agreement

6.2*      License Agreement

27.1      Financial Data Schedule

* Incorporated by reference from the Company's registration statement on form S-1 filed with the Securities and Exchange Commission on July 9, 1999.



                                  SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


           /s/ Michael Kirsh                                March 10, 2000
--------------------------------------------------          ------------------
Michael Kirsh, President, Secretary, Treasurer,             Date
and Director

Growtex Inc.

(A Development Stage Company)

                                                                        Index

Independent Auditor's Report........................................         F-2

Balance Sheets......................................................         F-3

Statements of Operations............................................         F-4

Statements of Cash Flows............................................         F-5

Statement of Stockholders' Equity...................................         F-6

Notes to the Financial Statements...................................  F-7 to F-8

                         Independent Auditor's Report
                         ----------------------------


To the Board of Directors
Growtex Inc.
(A Development Stage Company)


We have audited the accompanying balance sheet of Growtex Inc. (A Development Stage Company) as of April 30, 1999 and the related statements of operations, stockholders' equity and cash flows for the period from April 2, 1999 (Date of Inception) to April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Growtex Inc. (A Development Stage Company), as of April 30, 1999, and the results of its operations and its cash flows for the period from April 2, 1999 (Date of Inception) to April 30, 1999, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues or conducted any operations since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                 /s/ Elliott Tulk Pryce Anderson


                                                           CHARTERED ACCOUNTANTS

Vancouver, Canada
December 15, 1999

Growtex Inc.
(A Development Stage Company)
Balance Sheets
(expressed in U.S. dollars)

                                                             January 31,   April 30,
                                                                 2000        1999
                                                             (unaudited)
                                                                  $           $
                              Assets

License (Note 3)                                                       -       2,000
                                                               =========   =========

               Liabilities and Stockholders' Equity

Current Liabilities                                                    -           -
                                                               ---------   ---------

Contingent Liability (Note 1)

Stockholders' Equity

Common Stock, 25,000,000 shares authorized with a par value
  of $.001; 2,500,000 shares issued and outstanding                2,600       2,600

Deficit Accumulated During the Development Stage                  (2,600)       (600)
                                                               ---------   ---------
                                                                       -       2,000
                                                               ---------   ---------
                                                                       -       2,000
                                                               =========   =========

                   (The accompanying notes are an integral
                       part of the financial statements)

Growtex Inc.
(A Development Stage Company)
Statements of Operations
(expressed in U.S. dollars)


                             Accumulated from
                              April 2, 1999          Nine months     From April 2, 1999
                           (Date of Inception)          ended        (Date of Inception)
                           to January 31, 2000    January 31, 2000    to April 30, 1999
                               (unaudited)           (unaudited)
                                    $                     $                   $
Revenues                                 -                     -                   -
                                   -------               -------             -------

Expenses
 Amortization of license             1,500                 1,500                   -
 License written-off                   500                   500                   -
 Organization expenses                 600                     -                 600
                                   -------               -------             -------
                                     2,600                 2,000                 600
                                   -------               -------             -------

Net Loss                            (2,600)               (2,000)               (600)
                                   =======               =======             =======

                   (The accompanying notes are an integral
                       part of the financial statements)

Growtex Inc.
(A Development Stage Company)
Statements of Cash Flows
(expressed in U.S. dollars)

                                                     Accumulated from
                                                      April 2, 1999          Nine months     From April 2, 1999
                                                   (Date of Inception)          ended        (Date of Inception)
                                                   to January 31, 2000    January 31, 2000    to April 30, 1999
                                                       (unaudited)           (unaudited)
                                                            $                     $                   $
Cash Flows to Operating Activities
 Net loss                                                    (2,600)               (2,000)               (600)
 Non-cash items                                               2,100                 2,000                 100
                                                            -------               -------             -------
Net Cash Used by Operating Activities                          (500)                    -                (500)
                                                            -------               -------             -------
Cash Flows from Financing Activities
 Increase in shares issued                                      500                     -                 500
                                                            -------               -------             -------
Net Cash Provided by Financing Activities                       500                     -                 500
                                                            -------               -------             -------
Change in cash                                                    -                     -                   -
Cash - beginning of period                                        -                     -                   -
                                                            -------               -------             -------
Cash - end of period                                              -                     -                   -
                                                            =======               =======             =======
Non-Cash Financing Activities
 A total of 2,000,000 shares were issued at
 a fair market value of $0.001 per share for
 the acquisition of a License (Note 3)                        2,000                     -               2,000

 Organization costs paid for by a director
 for no consideration treated as additional
 paid in capital                                                100                     -                 100
                                                            -------               -------             -------
                                                              2,100                     -               2,100
                                                            =======               =======             =======

Supplemental Disclosures
 Interest paid                                                    -                     -                   -
 Income tax paid                                                  -                     -                   -

                   (The accompanying notes are an integral
                       part of the financial statements)

Growtex Inc.
(A Development Stage Company)
Statements of Stockholders' Equity
From April 2, 1999 (Date of Inception) to January 31, 2000
(expressed in U.S. dollars)

                                                                                             Deficit
                                                                                           Accumulated
                                                                                           During the
                                                                  Common Stock             Development
                                                            Shares            Amount          Stage
                                                               #                 $               $
Balance - April 2, 1999 (Date of Inception)                        -                -                -

 Stock issued for $500 of organizational expenses            500,000              500                -

 Additional paid in capital for organizational expenses
  incurred by a director on behalf of the Company                  -              100                -

 Stock issued for "The Biocatalyst License" at a fair
  market value of $0.001 per share                         2,000,000            2,000                -

 Net loss for the period                                           -                -             (600)
                                                           ---------        ---------        ---------
Balance - April 30, 1999                                   2,500,000            2,600             (600)
 Net loss for the period                                           -                -           (2,000)
                                                           ---------        ---------        ---------
Balance - January 31, 2000 (unaudited)                     2,500,000            2,600           (2,600)
                                                           =========        =========        =========

                   (The accompanying notes are an integral
                       part of the financial statements)

Growtex Inc.
(A Development Stage Company)
Notes to the Financial Statements
(expressed in U.S. dollars)


1.   Development Stage Company

     Growtex Inc. herein (the "Company") was incorporated in the State of Nevada, U.S.A. on April 2, 1999. The Company acquired a license to market and distribute a product. As discussed in Note 3, this license is in jeopardy and the Company has retained the right to sue the vendor.

     The Company's new business plan is as a "blank check" company. Under the Securities Act of 1933, a blank check company is defined as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities.

     In a development stage company, management devotes most of its activities in investigating business opportunities. Planned principal activities have not yet begun. The ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and find an appropriate merger candidate. There is no guarantee that Growtex will be able to raise any equity financing or find an appropriate merger candidate. There is substantial doubt regarding the Company's ability to continue as a going concern.


2.   Summary of Significant Accounting Policies

     (a)  Year end

          The Company's fiscal year end is April 30.

     (b)  Licenses

          Costs to acquire licenses are capitalized as incurred. These costs will be amortized on a straight-line basis over their remaining estimated useful lives.

     (c)  Cash and Cash Equivalents

          The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

     (d)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.


3.   License

     The Company's only asset is a license to distribute and produce an oxygen enriched water product, called "Biocatalyst," for fish farming and aquarium uses, and for other similar uses, and the rights accruing from this license. The Company's original business plan was to determine the feasibility of the Biocatalyst fish farming and aquarium uses application, and, if Biocatalyst proved to be feasible for this application, become a Biocatalyst producer. The Company acquired the three-year license from Mortenson & Associates on April 5, 1999 by issuing 2,000,000 shares at a fair market value of $.001 or $2,000. The general partner of Mortenson & Associates is also a former director and officer of the Company. Mortenson & Associates acquired its right to sublicense Biocatalyst to the Company from NW Technologies.

     The Company filed a Form S-1 Registration Statement with the SEC on July 9, 1999, which was subsequently amended but never declared effective. In December, 1999, David R. Mortenson, Mortenson & Associates' principal, notified the Company that he was involved in a legal dispute with NW Technologies, and would be unable to fulfill his obligations under the license to the Company. As a result, the Company's ability to implement its business plan was seriously undermined, and on February 10, 2000, the Company requested withdrawal of its Form S-1 Registration Statement. On February 18, 2000, Mortenson & Associates, the Company, and the Company's sole shareholder, Michael Kirsh, entered into a settlement agreement. Under the terms of the settlement agreement, Mortenson & Associates' affiliate, Vitamineralherb.com will grant to Mr. Kirsh a license to distribute vitamins and similar products in part for his agreement not to pursue his individual claims against Mortenson & Associates. The settlement agreement provides that Mortenson will prosecute his claims against NW Technologies diligently, with a goal toward recovering the Biocatalyst rights. Pursuant to the settlement agreement, the Company has retained its right to prosecute its claims against Mortenson & Associates for breach of contract. The Company has no plans to pursue a claim at this time.

                                                    January 31,
                                                       2000        April 30,
                                                    (unaudited)      1999
                                                         $             $

     License
        Cost                                             2,000        2,000
        Less accumulated amortization                   (1,500)           -
        Less amount written-off                           (500)           -
                                                       -------      -------
                                                             -        2,000
                                                       =======      =======

4.   Related Party Transaction

     The License referred to in Note 3 was sold to the Company by a partnership whose general manager is the President of the Company and a director for consideration of 2,000,000 shares for total fair market consideration of $2,000. These shares were paid evenly to the ten partners.


5.   Uncertainty Due to the Year 2000 Issue

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, have been fully resolved.